
FORM C

UNDER THE SECURITIES ACT OF 1933

October 14, 2022


Name of issuer: Wave Motion Launch Corporation

Form: C-corporation

Jurisdiction of Incorporation/Organization: Washington

Date of organization: January 31, 2020

Physical address of issuer: 7002 Carson Road, Everett, WA 98203

Website of issuer: https://wavemotionlaunch.space

Is there a co-issuer? X **yes** _ **No.** *If yes*:

>   ***Name of co-issuer***: Wave Motion Launch CF SPV, LLC

>   ***Form***: Limited Liability Company

>   ***Jurisdiction of Incorporation/Organization***: Delaware

>   ***Date of organization***: June 8, 2022

>   ***Physical address of co-issuer***: 7002 Carson Road, Everett, WA 98203

>   ***Website of co-issuer***: N/A

Name of intermediary through which the offering will be conducted: SV Portal, LLC

CIK number of intermediary: 1841129

SEC file number of intermediary: 007-00280

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: At the conclusion of the Offering (as defined below), the Company will pay a fee of eight percent (8%) of the amount raised in the Offering to the Intermediary (as defined below).

Any other direct or indirect interest in the issuer held by the Intermediary, or any arrangement for the Intermediary to acquire such an interest: The Intermediary will also receive two percent (2%) of the Securities (as defined below) sold in the Offering.

Type of security offered: Convertible Promissory Note

Target number of securities to be offered: 100,000

Price (or method for determining price) of securities: $1

Target offering amount: $100,000

Oversubscriptions accepted: **X yes _ No**

　　　If yes, disclose how oversubscriptions will be allocated: Oversubscriptions will be allocated on a pro-rata basis.

Maximum offering amount (if different from target offering amount): $1,235,000

Deadline to reach the target offering amount: April 30, 2023

If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 3

Financial Information for Wave Motion Launch Corporation:

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$481	$1,454
Cash & Cash Equivalents	$481	$1,454
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods/ Services Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($2,675)	($14,860)

Financial Information for Wave Motion Launch CF SPV, LLC from inception to July 9, 2022:

Total Assets	$0
Cash & Cash Equivalents	$0
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$0
Revenues/Sales	$0
Cost of Goods/ Services Sold	$0
Taxes Paid	$0
Net Income	$0

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, Wyoming.

FORM C

OFFERING MEMORANDUM



Wave Motion Launch Corporation
7002 Carson Road
Everett, WA 98203

SPV Interests Representing
Up to $1,235,000 Worth of Convertible Promissory Notes and the Shares of Non-Voting Common Stock into Which They May Convert

Minimum Investment: $100

Wave Motion Launch Corporation ("*Wave Motion Launch*," "*Company*," "*we,*" or "*us*") is offering $1,235,000 worth of its convertible promissory notes (the "*Convertible Notes*") and the shares of non-voting common stock ("*Non-Voting Common Stock*") into which they may convert. The investment will be made through Wave Motion Launch CF SPV, LLC (the "*Crowdfunding SPV*"), a special purpose investment vehicle exempt from registration under the Investment Company Act of 1940, as amended (the "*Investment Company Act*") pursuant to Rule 270.3a-9 promulgated thereunder. If the Target Amount (as defined below) is reached, the Crowdfunding SPV will purchase the Convertible Notes from the Company, and investors ("*Investors*" or "*you*") will receive membership interests in the Crowdfunding SPV (such interests, the "*Securities*") commensurate to their investment amount.

The minimum target amount of this Offering is $100,000 (the "*Target Offering Amount*"). The Company must reach its Target Amount by April 30, 2023 (the "*Offering Deadline*"). Unless the Company raises at least the Target Amount by the Offering Deadline, no Securities will be sold in this offering ("*Offering*"), investment commitments will be cancelled, and committed funds will be returned to you.

If the Company reaches the Target Amount prior to April 30, 2023, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its $1,235,000 maximum raise (the "*Maximum Offering Amount*"). Further, the Company may determine that it is in its best interest to amend this Offering to include audited financial statements in order to raise more than $1,235,000. Previous Investors for whom the Company has accepted subscriptions will not have the opportunity to reconfirm their investments after such amendment, if any, has been filed.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of this Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "*SEC*") does not pass upon the merits of the Securities offered or the terms of this Offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Wave Motion Launch Corporation is an aerospace startup company focused on developing new propulsion technologies for the national security and orbital space launch markets. We aim to create launchers that are capable of accelerating a projectile to high speeds (supersonic or greater) without a barrel, set of rails, or surrounding structure of any kind. While we are currently engaging opportunities in the national security market through a contract we have secured with the United States Navy, the long-term goal of the company is to develop launcher technology to reduce the cost of orbital launch by an order of magnitude compared to currently available rockets. This would represent a paradigm shift in the space industry, enabling the growth of industries in space that were previously limited by the high cost of space launch.

Our Innovation

Wave Motion Launch has developed the Jet-Gun (as defined below, under "Intellectual Property"), a patented hypervelocity launcher that uses a gas jet emanated from a nozzle to propel an object to high speeds by allowing the gas jet to impinge upon and push a surface on a projectile that is positioned in front of the nozzle. Thrust is provided from the process of the forward-firing jet recovering high pressure against the base of a projectile and the thrust being reflected. The Company is working on a space launch technology that works on a similar propulsion principle as the Jet-Gun known as the Macron Beamer. This technology will not utilize gas jets as the Jet-Gun does, but instead uses a beam of higher momentum density enabled by the electromagnetic acceleration of a stream of solid particles.

Market

Wave Motion Launch is pursuing both the United States national security market and the global in-space services and manufacturing market. The particular segments of the national security market we plan to pursue are the Missiles and Munitions, Ground-based offensive systems, and Missile Defense, which have been allocated $24.7 billion, $12.6 billion, and $12.3 billion respectively in the United States Department of Defense FY 2023 Budget Request. These segments of the Department of Defense budget represent a multibillion-dollar demand for more efficient munitions launchers, including hypersonic technologies intended for long-range precision engagement.

More information about the Company can be found on the Company's offering page: https://www.spacedventures.com/offers/wave-motion. You may wish to view such website at the time you consider making an investment commitment.

Business Plan

The Company plans to initially utilize contract national security work both to generate revenue and provide a development runway for the Company's core Jet-Gun technology. Over the next few years, the Company will undergo research and development using funds from private investment and non-dilutive public research grants, operating at-cost. This will allow the Company

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to establish relationships with our early-adopter market, the U.S. Department of Defense, which will ideally lead to large acquisition contracts for artillery and hypersonics. The revenue from such research allow the Company to fund customer discovery and launch testing needed to enter civilian space launch with a line of technology similar to the Jet-Gun, known as the Macron Beamer. Once space launch capability is accomplished through the Macron Beamer, the Company will leverage the extremely cheap cost (compared to traditional rocket launch) to deliver supplies and services to customers already in orbit, such as those in the Fixed Satellite Service industry or those constructing space stations.

The Company's Products

Product/Service	Description	Current Market
NSTIC 21-01-029 "*Jet-Gun Prototype*"	Prototype contract with the U.S. Navy via Naval Surface Technology and Innovation Consortium	National security market (the U.S. Navy).

Customer Base

The Company's current customer base includes public (U.S. government) and private customers. U.S. government customers include the U.S. Navy, the U.S. Army, U.S. Air Force, and other branches of the United States Armed Forces. The Company's private customers include large prime contractors in the national security industry, such as Lockheed Martin and Northrop Grumman, that may want to integrate the Jet-Gun into systems they supply the U.S. Armed Forces. In the space industry, the Company targets customers in the Fixed Satellite Service market, on-orbit servicing, assembly, and manufacturing (OOSAM), and other in-space operators. Rather than providing launch services for payload directly, we will provide delivery of a resource or service using our own custom-built launch vehicles and leveraging the ultra-low cost of launch to undercut offers from competitors.

Competition

Competitors in the national security sector include big prime contractors such as Lockheed Martin, Northrop Grumman, BAE Systems, and Raytheon. The Company's direct competitors in the non-rocket space launch services market include SpinLaunch, Long Shot Space Technology Corporation, Pipeline2Space, and GreenLaunch. The Company's indirect competitors include rocket orbital launch companies such as SpaceX, ULA, and Arianespace; however, the Company's business strategy is designed to be complementary to traditional launch capability, rather than competitive.

Intellectual Property

Application or Registration No.	Owner	Title	Description	File Date	Grant Date	Country

10,928,146 B2 (the "*Jet-Gun*")	Wave Motion Launch Corporation	Apparatus and method for accelerating an object with an external free jet	U.S. Patent for the Jet-Gun and all associated devices/methods	10/23/2019	2/23/2021 (consigned to Wave Motion Launch Corporation 6/14/2022)	U.S.A.

Litigation

The Company is not subject to any current or threatened litigation.

RISK FACTORS

The SEC requires that we identify risks that are specific to our business and its financial condition. The Company is still subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company and our Business

We are a recently formed company and have a limited operating history on which to evaluate our performance. Our prospects must be considered in light of the risks that any new company encounters.

The Company was formed in January of 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with early-stage enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We expect to incur net losses until we can establish a consistent base of customers for the Company's products, and there is no assurance that we will ever operate profitably or generate sufficient revenues to support our operations. Therefore, our prospects must be considered in light of the problems, expenses, difficulties, complications, and delays usually encountered by early-stage companies.

As of the date of this Form C, the Company is still not profitable, and there is no guarantee that the Company will ever be profitable.

To date, the Company is still not profitable, and it is uncertain when we will be. Our ability to continue operations is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing. Wave Motion Launch targets both the public and private sectors as potential customers, but customer interest in the Company's products may not result in continued revenue production or profit. Although the Company has secured a government contract for the Jet-Gun Prototype, there is no guarantee that the Company may continue to secure government contracts or be successful in gaining customers in either the public or private sectors. Additionally, the administrative process for obtaining government contracts may be inefficient and be delayed at a number of process points. Such delay may impede the Company's ability to generate revenue.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development

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stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Voting control is concentrated in the Company's managing personnel.

Currently, the Company's founders (the "***Board of Directors***"), who also constitute the entirety of the Company's board of directors, have sole voting control. Subject to any fiduciary duties owed to shareholders or Investors under Washington law, the founders can exercise significant influence on matters requiring shareholder approval, including the election of directors, approval of significant company transactions, and will have unfettered control over the Company's management and policies. You may have interests and views that are different from those of our management. For example, management may support proposals and actions with which you may disagree with. The concentration of voting control in the founders could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company. This may reduce the price potential investors are willing to pay to invest in the Company.

The Company depends on key personnel and faces challenges recruiting needed personnel.

The Company's future success depends on the efforts of a small number of key personnel, particularly the Board of Directors. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals at a cost needed for its business needs. There can be no assurance that the Company will be successful in attracting and retaining the personnel the Company requires to operate and be innovative.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan; however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such personnel could negatively affect the Company and its operations. We have no way of guaranteeing key personnel will stay with the Company, as many states do not

enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risks of relying on key personnel.

If the Company cannot protect, maintain and, if necessary, enforce its intellectual property rights, its ability to develop and commercialize products will be adversely impacted.

The Company's success, in large part, depends on its patent, the Jet-Gun, and any future intellectual property the Company may develop. The Company uses great efforts to protect information pertaining to the Company's intellectual property. However, such information may still be at risk of being duplicated by others. Some of the proprietary information developed by the Company may not be patentable, and there can be no assurance that others will not utilize similar or superior solutions to compete with the Company. The Company cannot guarantee that it will develop proprietary products that are patentable, and that, if issued, any patent will give a competitive advantage or that such patent will not be challenged by third parties. The process of obtaining patents can be time consuming with no certainty of success, as a patent may not issue or may not have sufficient scope or strength to protect the intellectual property it was intended to protect. The Company cannot assure you that its means of protecting its proprietary rights will suffice or that others will not independently develop competitive technology or design around patents or other intellectual property rights issued to the Company. Even if a patent is issued, it does not guarantee that it is valid or enforceable. Any patents that the Company or its licensors have obtained or obtain in the future may be challenged, invalidated, or unenforceable. If necessary, the Company will initiate actions to protect its intellectual property, which can be costly and time consuming and adversely affect financial performance.

We are dependent on general economic conditions.

Our business model is dependent on securing private and public customer contracts to generate revenue and further develop the Jet-Gun. Adverse national and international economic conditions may reduce the future interest of our target customers, which would negatively impact our revenues and possibly our ability to continue operations. These fluctuations may be significant and could impact our ability to operate our business.

Evolving regulations governing the growth and availability of defense and space-based applications and services may impact the Company's business and prospects.

We anticipate U.S. and international defense and space regulations to evolve, which may impact our operations and financial performance. If new or changed regulations are introduced, they may limit our ability to market and sell our products and services to customers, as well as possibly limiting our customer's ability to apply our products and services.

Our long-term business strategy is dependent on technology that is still in development and may never function as intended.

The Company's entry into the space launch and space services market is dependent on technology that is currently in active development. While the Company's research strongly supports its ability to launch projectiles to orbital velocity one day, the Company is still actively developing the

Macron Beamer, an electromagnetically-energized particle streaming technology for space launch. There is a possibility this technology will never function as intended and prevent the Company from being able to engage in space-based economic activities as envisioned.

Risks Related to the Securities and the Offering

Any valuation at this stage is difficult to assess.

The valuation for the Offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and the amount you invest in the Company may not reflects the true value of interests therein.

There is no guarantee of return on your investment.

There is no assurance that a purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each purchaser should read this Form C and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

Investors will not become equity holders until the Convertible Notes convert to Non-Voting Common Stock, and even upon such conversion, Investors have no voting rights.

Investors do not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time until the Convertible Notes convert. The Convertible Notes will convert either upon a future round of financing great enough to trigger a conversion prior to the Convertible Notes' maturity date, or upon the maturity date. Even upon conversion, Investors have no voting rights as holders of Non-Voting Common Stock, which are identical to the Company's Common Stock in all respects except for their lack of voting rights. Thus, Investors will never be able to vote on any of the Company's matters, such as additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. The Convertible Notes are non-voting interests in the Company, potentially with rights less than those of other Company investors.

This Offering involves rolling closes. Therefore, earlier Investors may invest without the benefit of information available to Investors entering later in the process.

We may conduct closings on funds tendered in the Offering at any time. Upon closing, purchasers whose subscription agreements have been accepted officially become investors of the Company. We may file amendments to our Form C reflecting material changes, and Investors whose subscriptions have not yet been accepted will have the benefit of additional information to make investment decisions. Such Investors may withdraw their subscriptions and receive a refund. However, those purchasers whose subscriptions are already accepted may not withdraw their subscriptions or receive a refund.

This investment is illiquid.

There is no currently established market for reselling the Securities. If you decide that you want to resell the Securities in the future, you may not be able to find a buyer.

Our management has considerable discretion over the use of proceeds from this Offering.

The net proceeds from this Offering will be used for the purposes described under the "Use of Proceeds" section. The Company reserves the right to use Offering proceeds for other purposes not presently contemplated which it deems to be in the best interests of the Company and its investor. The Company's use of proceeds may subsequently change to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company may be substantially dependent on the discretion and judgment of management with respect to application and allocation of the net proceeds of this Offering.

The value of your investment may be diluted if the Company issues additional shares of its capital stock, options, or convertible securities.

The Convertible Notes may convert at a conversion price in the future, or a valuation cap. If the Company issues additional shares of its capital stock, or additional options and convertible securities, the value of the Securities will be diluted. The Securities do not have an anti-dilution protection provisions for investors. Therefore, investor ownership stake in the Company may decrease as a result of additional issuances of capital stock, options, or convertible securities.

The Company has not yet authorized the Non-Voting Common Stock into which the Convertible Notes may convert.

Pursuant to its terms, the Securities may convert into shares of the Company's Non-Voting Common Stock. Those shares have not yet been authorized under the Company's certificate of incorporation, and there are insufficient shares available to convert the Convertible Notes into the Company's existing capital stock. Should the Company fail to authorize the Non-Voting Common Stock into which the Convertible Notes convert, Investors may not receive the equity interests to which they would be entitled.

The Company has proceeded without legal counsel in the past, and may do so in the future.

The Company had no legal counsel prior to undertaking this Offering. After the completion of this Offering, the Company may again proceed without legal counsel. Should any errors be committed in investment documents, regulatory filings, or other legal documents, it is possible a subsequent securities offering may be rescinded, the Company may violate one or more regulations, or the Company's "corporate veil" may be pierced. Any of these outcomes may impede the ability of the Company to be successful.

You will not be investing directly into the Company, but into a special purpose vehicle.

Changes to the securities laws, which went into effect on March 15, 2021, permit us to use a special purpose vehicle in this Offering. That means that by purchasing the Securities, you become a

member of the Crowdfunding SPV. The Crowdfunding SPV then uses the investors' commitments to purchase the Convertible Notes. A condition to using an SPV in this Offering is that the Crowdfunding SPV passes on the same economic and governance rights set forth in the Convertible Notes. However, it may not always be possible to replicate those rights exactly, because the Crowdfunding SPV is a limited liability company formed under Delaware law, as opposed to a Delaware corporation. This arrangement has not previously been used for investments; therefore, there may be unforeseen risks and complications. You will also be relying on us, as the sole member of the Crowdfunding SPV, to make sure the Crowdfunding SPV complies with Delaware law and functions in accordance with securities law. The structure of the Crowdfunding SPV is explained further in *"Securities Being Offered."* Under certain circumstances, the Crowdfunding SPV will terminate and distribute the Convertible notes it holds to you, such that you will hold the Convertible Notes directly. Again, this arrangement is unprecedented, so there may be delays, complications and unexpected risks in that process.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of Delaware, regardless of convenience or cost to you, the investor.

In order to invest in this Offering, investors agree to resolve disputes arising under the Note Subscription Agreement (the *"Subscription Agreement"*) in state or federal courts located in the State of Delaware, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement, including those related federal securities laws. Section 22 of the Securities Act of 1933, as amended (the *"Securities Act"*) creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court will enforce such a provision in this context. Investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

Investors in this Offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the subscription agreement.

Investors in this Offering will be bound by the Subscription Agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

Although a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court, such waiver is generally

enforceable in a state court. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the Subscription Agreement. You should consult legal counsel regarding the jury waiver provision before entering into the Subscription Agreement.

DIRECTORS AND OFFICERS

Below are the directors and officers of the Company, their educational and current professional history, and biographies.

Name	Positions Held at the Company	Professional history	Education
Finn Van Donkelaar	Co-Founder, Director, Chief Executive Officer, Chief Engineer	Wave Motion Launch, Co-Founder, Director, Chief Executive Officer, (2020 – present) University of Washington Ram Accelerator Lab, Graduate Research Assistant, (2019-2021)	M.A.E., Aeronautics and Astronautics, University of Washington (2021) B.A.Sc, Mechanical Engineering, University of British Columbia Okanagan (2017)
James Penna	Co-Founder, Director, Chief Operating Officer, Chief of Field Engineering and R&D	Wave Motion Launch, Co-Founder, Director, Chief Operating Officer, Chief of Field Engineering and R&D (2020 – present) University of Washington, Graduate Research Assistant (2019 – 2021)	Ph.D., Aeronautics and Astronautics, University of Washington (2021) B.S., Physics, MIT (2015)
Casey Dunn	Co-Founder, Director, Chief Financial Officer, Chief Design Engineer	Wave Motion Launch, Co-Founder, Director, Chief Financial Officer, Chief Design Engineer (2020 – present) Senior Technical Product Manager – UAS Radar, Echodyne (2021 – 2022) Senior Technical Product Manager, Amazon (2020 – 2021)	M.A.E., Aeronautics and Astronautics, University of Washington (2018) M.B.A., University of Washington – Michael G. Foster School of Business (2020) B.S.E., Mechanical Engineering, Duke University (2013)

		Program Manager III, Boeing Defense & Space (2018 – 2019)	

Casey Dunn

Mr. Dunn's talents include engineering planning, process analysis, and business development. He holds a Bachelor of Science in Engineering degree from Duke University, a Master of Aerospace Engineering degree from the University of Washington, and a Master of Business Administration from the University of Washington Michael G. Foster School of Business. His track record has taken him through companies large and small, but we know him best as the Company's Chief Financial Officer.

Finn Van Donkelaar

A Canadian-American with a passion for space and a bigger passion for booms, Mr. Van Donkelaar is the Chief Executive Officer of the Company. Mr. Van Donkelaar is also the inventor and patent holder for the Company's primary launch technology, the Jet-Gun. He holds a Bachelor of Science degree in Mechanical Engineering from University of British Columbia Okanagan and a Master's Degree in Aeronautics and Astronautics from the University of Washington.

James Penna

Entering into the world of space via plasma physics, Dr. Penna is the Company's Chief Operating Officer. Dr. Penna holds a Bachelor of Science in Physics from MIT, where he developed a fascination with space as Vice President of MIT's Students for the Exploration and Development of Space (SEDS) chapter. He has since earned a PhD in Aeronautics and Astronautics from the University of Washington.

OWNERSHIP AND CAPITAL STRUCTURE

Ownership

Below are the beneficial holders of twenty percent (20%) or more of the Company's outstanding voting equity securities as of the date of this Form C.

Name	Number and type/class of security held	Percentage ownership
Finn Van Donkelaar	4,000,000 shares of common stock	40%*
James Penna	3,300,000 shares of common stock	33%*
Casey Dunn	2,700,000 shares of common stock	27%*

*This percentage calculation is derived from the Company's outstanding voting equities.

Outstanding Securities

Below are the Company's outstanding securities as of the date of this Form C.

Security	Amount Outstanding	Material Terms	Percentage Ownership of the Company by such security holders	How the security may affect the value of the Securities
Common Stock (as defined below)	10,000,000	One (1) vote per share, no anti-dilution rights	99.29%*	If the Company issues additional shares of Common Stock, the value of the Securities will be diluted.
Preferred Stock	71,250	No voting rights, liquidation preference, and certain conversion rights	0.71%*	If the Company issues additional shares of Preferred Stock, the value of the Securities will be diluted.

*This percentage calculation is derived from the Company's outstanding capital stock. Percentage calculated is an approximation and rounded to the nearest decimal point.

Debt

Below is the Company's outstanding debt as of the date of this Form C.

Type	Promissory Note
Creditor	Mike Grace
Amount Outstanding	$26,000
Material Terms	12% APR, with first payment due after five months of the effective date. Minimum monthly payments of $1,000 must be made until principal and all interests are repaid. Notice of pre-payment must be preceded by 1 week's advance written notice.
Collateral	Personal assets of Finn Van Donkelaar and James Penna.
Maturity Date	None
Date Entered Into	4/21/2022

USE OF PROCEEDS

Generally, the Company intends to use the Offering proceeds to expand the capabilities of the Company to enter into contracts for public and private customers, and to develop new technology to enable entry into the orbital launch market.

The following table discusses the Company's anticipated uses of proceeds in further detail. The percentage below reflect the net proceeds received by the Company from the Crowdfunding SPV after offering commissions payable to SV Portal LLC. For further discussion, see the section entitled "Financial Discussion."

Use of Proceeds	Description of Use of Proceeds	Percent Allocation of Proceeds if Target Offering Raised*	Percent Allocation if Maximum Offering Amount Raised*
Materials and equipment costs	The Company anticipates using such percentage of proceeds to construct prototypes during research and development, geared towards an orbital launch.	50%	50%
Personnel	The Company anticipates using such percentage of proceeds to hire new employees and interns to complete technical	20%	20%

14

	research and development work		
Rent and facilities	The Company anticipates using such percentage of proceeds to make rent payments. If the Offering generates enough funds, the Company anticipates moving into a new facility for its principal place of business.	5%	10%
Test site and consumables	The Company anticipates using such category of funds for test site expenses. As to consumables, expenses include fuel and transportation costs, costs for materials consumed in launcher testing, and any fees or permits that may be used in testing the Company's prototypes.	10%	5%
Overhead and indirect costs	N/A	10%	10%
Operating costs and fees	The Company anticipates using such category of funds for operating costs and fees, including fees for International Traffic and Arms (ITAR) registration, membership fees to defense organizations and contracting consortiums which are necessary to conduct	5%	5%

	its business, and licenses.		

Note: The above figures represent only estimated costs. This expected use of net proceeds from the Offering represents our intentions based upon our current plans and business conditions. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors. As a result, the Company's management retains broad discretion over the allocation of the net proceeds from this Offering, and the above table is not binding upon the management of the Company. We may find it necessary or advisable to use the net proceeds from this Offering for other purposes, and will have broad discretion in the application of net proceeds.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

FINANCIAL DISCUSSION

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements and the related notes included in this offering memorandum. Such discussion also contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements.

Overview

Wave Motion Launch was incorporated on January 31, 2020, under the laws of the State of Washington. The Company currently focuses its operations on development of its Jet-Gun technology to generate revenue through customer contracts and development of the related Macron Beamer technology, which will be needed to achieve space launch capability.

The Crowdfunding SPV was organized on June 8, 2022, and has no purpose other than to hold the Convertible Notes to be issued by the Company as part of this Offering, and pass through the rights related to such Convertible Notes.

Operating Results

For the fiscal years ending on December 31, 2021 and 2020, the Company did not generate any revenue.

Following this Offering, we anticipate continuing to generate revenue from payments for technical milestones achieved during the course of a contract we have with the United States Navy. The total anticipated revenue from this contract opportunity is $1,354,362, with the awarded amount being distributed in milestone payments that will be made between March 2022 and November 2023, at which time the project will end. A first payment of $75,000 from the total contract award was disbursed to the Company on May 19th, 2022. The Company will also continue to seek other sources of revenue following the Offering, in the form of research grants awarded by or contracts entered into with the United States government.

Cash and Cash Equivalents

As of July 12, 2022, the Company had $7,067.37 cash on hand, which is expected to provide approximately one (1) month of runway for the Company. However, the Company anticipates receiving additional funds from government grants in the near future, including a contract currently undergoing execution.

Liquidity and Capital Resources

As of December 31, 2021 and 2020, our assets consisted of $481 and $1,454 in cash, respectively. We have previously been funded by our founders in the form of paid-in capital for our Common Stock, and by shareholders in the form of paid-in capital for Preferred Stock. The Company also received funding through a promissory note entered into on April 21, 2022, with Mike Grace (see "Debt," above). Currently, as its main source of capital, the Company receives payments pursuant

to material agreements with Advanced Technology International Inc., in connection with the development of the Jet-Gun Prototype.

The Company will require additional capital, including its proceeds from this Offering, for the continued viability of its business and to develop the capability needed to enter the space launch market. The Company is seeking funds, in the form of new contract opportunities or non-dilutive grants, in addition to those funds being raised in this Offering.

Valuation

As of the date of this Form C, the Company has no valuation ascribed to it.

Plan of Operations and Milestones

As discussed under "The Company and its Business," we anticipate initially generating revenue and development runway through the Company's defense contract work. Over the next few years, the Company will undergo research and development using funds from private investment and non-dilutive public research grants, operating at-cost or with a slight profit margin. Ideally, this research and development will lead to large acquisition contracts for artillery and hypersonics, and will help scale the Jet-Gun in size and speed. The revenue generated from such acquisition contracts and the scaling of the Jet-Gun will be allocated towards customer discovery and launch testing and is anticipated to lead to civilian space launch. Once space launch capability is developed, the Company will leverage the extremely cheap cost to deliver supplies and services to customers already in orbit, which will generate additional revenue. Milestones we expect to accomplish on this path include:

- Follow-on contract for the Jet-Gun Prototype with the United States Navy to develop a production prototype.
- Enter into mass production of the Jet-Gun for defense either as prime contractor on Defense Federal Acquisition Regulation Supplement (DFARs)-compliant government contracts or subcontractor providing Jet-Guns for integration.
- Additional contract with another branch of the United States armed forces (the U.S. Army, U.S. Air Force, and U.S. Space Force) to develop hypersonic prototype.
- Completion and demonstration of a prototype with needed jet exhaust for orbital velocity.
- Launch of a projectile to orbital speeds.
- First demonstration of orbital launch capability.

RELATED PARTY TRANSACTIONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than one hundred twenty (120) days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

As of the date of this Form C, the Company's Preferred Stock was issued to the following of Finn Van Donkelaar's (the Company's Chief Executive Officer and director) immediate family members, Catrin Bryan, Jonathan Ladyman, and Patrick Ladyman.

RECENT OFFERINGS OF SECURITIES

Below are the Company's offerings of securities within the last three (3) years.

Security Type	Principal Amount of Securities Issued	Amount of Securities Sold	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Preferred Stock	$0.71	71,250	Establishing record of stock issuance	11/5/2020 8/13/2021 10/26/2021 11/8/2021	Section 4(a)(2)
Common Stock	$100	10,000,000	Establishing initial balance in company bank account	1/31/2020	Section 4(a)(2)

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES

General

The Company is offering convertible promissory notes and shares of Non-Voting Common Stock into which they may convert. The Crowdfunding SPV is a special purpose investment vehicle exempt from registration under the Investment Company Act, pursuant to Rule 270.3a-9 promulgated thereunder. The Crowdfunding SPV is offering $1,235,000 worth of the Securities. If the Target Amount is reached, the Crowdfunding SPV will purchase the Convertible Notes from the Company.

The Target Offering Amount is $100,000. The Company must reach its Target Offering Amount by the Offering Deadline. Unless the Company raises at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned to Investors.

If the Company reaches the Target Offering Amount prior to the Offering Deadline, the Company may undertake early closings on a rolling basis while allowing additional investment commitments towards its Maximum Offering Amount. Further, the Company may determine that it is in its best interest to amend this Offering to include audited financial statements in order to raise more than the Target Offering Amount. Previous Investors for whom the Company has accepted subscriptions will not have the opportunity to reconfirm their investments after such amendment, if any, has been filed.

The Crowdfunding SPV

The Securities will be issued by the Company. The proceeds from the Offering will be received by the Crowdfunding SPV and invested immediately in the Convertible Notes issued by the Company. The Crowdfunding SPV will be the legal owner of the Convertible Notes. Investors in this Offering will own membership interests in the Crowdfunding SPV. Pursuant to the SEC's rules, Investors will receive the same economic, voting and information rights in the Convertible Note (and the Non-Voting Common Stock into which they may convert) as if they had invested directly into the Company.

Terms of the Convertible Notes

The following is a summary of the basic terms and conditions of the Convertible Notes. The following summary is qualified in its entirety by the terms included in the Convertible Promissory Note and Convertible Promissory Note Purchase Agreement of the Company. All capitalized terms in this "Terms of the Convertible Notes" section have the meanings set forth in Convertible Promissory Note.

Maturity Date:	Principal and unpaid accrued interest on the Convertible Notes will be due and payable on April 30, 2025 (the ***Maturity Date***").

Interest:	Simple interest will accrue on an annual basis at the rate of five percent (5%) per annum based on a three hundred (365)- day year.
Conversion to Equity upon Qualified Financing:	If the company issues its capital stock in an offering resulting in gross proceeds of $1,235,000 (a "*Qualified Financing*"), then the Convertible Notes, and any accrued but unpaid interest thereon, will automatically convert into Non-Voting Common Stock of the Company at either a conversion price equal to the lesser of: (1) 80% of the per share price paid by the purchasers of the capital stock in the Qualified Financing, regardless of the terms of the capital stock issued in the Qualified Financing; or (2) the quotient obtained by dividing $12,000,000 (the "*Valuation Cap*") by the Fully Diluted Capitalization.
Conversion to Equity on Maturity Date:	If the Convertible Notes have not been previously converted pursuant to a Qualified Financing, then, effective upon the Maturity Date, the Convertible Notes will automatically convert into the Preferred Stock of the Company at the Valuation Cap.
Sale of the Company:	If a Qualified Financing has not occurred and a Sale of the Company occurs prior to the Maturity Date, then (i) the Company will give the Investors at least five (5) days prior written notice of the anticipated closing date of such sale of the Company; and (ii) the Company will pay each Investor an aggregate amount equal to 1.5 times the aggregate amount of principal and interest then outstanding under such Convertible Note.
Pre-Payment:	The principal and accrued interest due may not be prepaid unless approved in writing by the Requisite Holders.
Amendment and Waiver:	The Note Purchase Agreement and the Convertible Notes may be amended, or any term thereof waived, upon the written consent of the Company and the Requisite Holders.
No Security Interest:	The Convertible Notes are a general unsecured obligation of the Company, subordinated to any current or future debts of the Company.

Description of the Outstanding Capital Stock of the Company

The following description summarizes the most important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of our Certificate of Incorporation. For a complete description of our capital stock, you should refer to our Certificate of Incorporation and to the applicable provisions of Washington law.

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.00001 per share ("*Common Stock*"), all of which are issued and outstanding, and 5,000,000 shares of Preferred Stock, par value $0.00001 per share, of which 71,250 shares are issued and outstanding.

Common Stock

Dividend Rights

Subject to preferences that may be applicable to any then outstanding Preferred stock, holders of our Common Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

Each holder of our Common Stock is entitled to one (1) vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Directors are elected by a plurality of the votes cast by the shares entitled to vote; shareholders do not have a right to cumulate their votes for directors. Holders of the Non-Voting Common Stock (which are not currently authorized) will only be entitled to vote on matters for which the right to vote is required under Washington law.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of Preferred Stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's Common Stock are subject to and may be adversely affected by the rights of the holders of shares any additional classes of stock that we may designate in the future.

Preferred Stock

Dividend Rights

The holders of our Preferred Stock are entitled to receive dividends, if any, as may be declared from time to time by the Board of Directors out of legally available funds, prior and in preference to any declaration to any declaration or payment of any other dividend (other than dividends on shares of Common Stock payable in shares of Common Stock). The dividends payable to the Preferred Stockholders will not be cumulative. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights

The holders of Preferred Stock have no voting rights.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of Preferred Stock then outstanding are entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment will be made to holders of Common Stock.

Conversion Rights

Each share of Preferred Stock will be converted into one (1) share of Common Stock upon: (a) the closing of the sale of shares of Common Stock to the public at a price of at least $10 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act, resulting in at least $100 million of gross proceeds to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock Exchange or another exchange or marketplace approved the Board of Directors, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Board of Directors.

Non-Voting Common Stock

At the time of this Offering, the Company has not yet authorized the Non-Voting Common Stock. The Company intends to authorize the Non-Voting Common Stock prior to the conversion of the Convertible Notes.

The holders of the Non-Voting Common Stock to have all of the same rights as that of the Common Stock, except that the holders of the Non-Voting Common Stock will not have the right to vote on matters submitted to shareholders for a vote.

24

Transfer Agent

The Company has not engaged a transfer agent as it intends to maintain current records of Investors through the recordkeeping by the Crowdfunding SPV.

Transferability of the Convertible Notes

For a year, the Convertible Notes may only be resold:

- In an initial public offering or other public offering registered with the SEC;

- To the Company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

How We Determined the Price of the Securities

The Valuation Cap is not based on the historical financial performance of the Company or any other objective metric.

REGULATORY INFORMATION

Disqualification

Neither the Company, the Crowdfunding SPV, nor any of our officers or managing members is disqualified from relying on Regulation Crowdfunding.

Testing the Waters

The Company has a pre-Offering web site at https://www.spacedventures.com/prelaunch/wave-motion-pre-launch/pitch, where prospective investors may indicate their interest in the Securities and gain information about the Company.

The Crowdfunding SPV has not engaged in any "testing-the-waters" activity prior to this Offering.

Annual Reports

The Company timely filed its annual reports for 2020 and 2021. An annual report for the Crowdfunding SPV is not yet due.

Compliance Failure

Neither the Company nor the Crowdfunding SPV have previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.wavemotionlaunch.space/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation Crowdfunding and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors may, for any reason, cancel their investment commitments for any reason, up to 48 hours prior to the Offering Deadline. Once there are 48 hours remaining until the Offering Deadline, investors will not be able to cancel for any reason, even if they make an investment commitment during such 48-hour time period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching its Target Offering Amount, the company making an early closing, the Company making material changes to its Form C, and the Offering closing on the Offering Deadline.

Material Changes: Material changes to this Offering include, but are not limited to: a change to the Target Offering Amount, a change to the price of the Security, a change to the Offering Deadline, or a change in the Company's management. If the Company makes a material change to the Offering terms or other information disclosed, Investors will be given five (5) business days to reconfirm their investment commitment. If Investors do not make such reconfirmation, their investments will be cancelled and all funds invested will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closes after it has received investment interests for its Target Offering Amount. During a rolling close, Investors who have committed investment funds will be provided five (5) days of notice prior to the acceptance of their subscriptions, release of their funds to the Company, and issuance of Securities to the Investors. During such time, the Company may continue soliciting investors and receive additional investment commitments. Investors should note that if they have already received the Securities, the investors will not be required to reconfirm their investment commitments upon the Company's filing of a material amendment to the Form C. In an early closing, the Offering will terminate upon the new offering deadline, which must be at least five days from the date of the notice thereof.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period if they are non-accredited investors.[1] Such limitation depends on their net worth (excluding the value of their primary residence) and annual income. If either the investor's annual income or net worth is less than $124,000, then during any 12-month period, the investor may invest (i) the greater of either $2,500 or (ii) 5% of the greater of their annual income or net worth. If both the investor's annual income and net worth are equal to or more than $124,000, then during any 12-month period, the investor may invest up to 10% of annual income or net worth, whichever is greater, but their investments may not exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, no investment limits apply.

---

[1] An "accredited investor" is defined under Section 230.51 of Regulation D.

Updates

Information regarding updates to the Offering and to subscribe can be found here: https://www.spacedventures.com/offers/wave-motion.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Finn van Donkelaar

(Signature)

Finn Van Donkelaar

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

Finn van Donkelaar

(Signature)

Finn Van Donkelaar

(Name)

Chief Executive Officer and Director

(Title)

October 14, 2022

(Date)

James M. Penna

(Signature)

James Penna

(Name)

Chief Operating Officer and Director

(Title)

October 14, 2022

_____

(Date)

Casey Dunn
_____

(Signature)

Casey Dunn
_____

(Name)

Chief Financial Officer and Director
_____

(Title)

October 14, 2022
_____


TITLE	Wave Motion - Form C
FILE NAME	Wave Motion Launc...-14-2022 v2).docx
DOCUMENT ID	6867911958a7fc9bac825e1e760f8287f58908b9
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Signed

Document History

SENT	**10 / 14 / 2022** 21:21:41 UTC	Sent for signature to James Penna (jamesp@wavemotionlaunch.space), Finn Van Donkelaar (finn.wavemotion@gmail.com) and Casey Dunn (casey.wavemotion@gmail.com) from brian@rosslawgroup.co IP: 72.69.255.25
VIEWED	**10 / 14 / 2022** 21:23:10 UTC	Viewed by James Penna (jamesp@wavemotionlaunch.space) IP: 67.168.165.132
SIGNED	**10 / 14 / 2022** 21:23:49 UTC	Signed by James Penna (jamesp@wavemotionlaunch.space) IP: 67.168.165.132
VIEWED	**10 / 14 / 2022** 21:25:46 UTC	Viewed by Finn Van Donkelaar (finn.wavemotion@gmail.com) IP: 172.56.104.119
SIGNED	**10 / 14 / 2022** 21:26:03 UTC	Signed by Finn Van Donkelaar (finn.wavemotion@gmail.com) IP: 172.56.104.119



Audit Trail

TITLE	Wave Motion - Form C
FILE NAME	Wave Motion Launc...-14-2022 v2).docx
DOCUMENT ID	6867911958a7fc9bac825e1e760f8287f58908b9
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	● Signed

Document History

VIEWED   **10 / 14 / 2022**   Viewed by Casey Dunn (casey.wavemotion@gmail.com)
21:28:19 UTC   IP: 174.61.146.151

SIGNED   **10 / 14 / 2022**   Signed by Casey Dunn (casey.wavemotion@gmail.com)
21:31:29 UTC   IP: 174.61.146.151

COMPLETED   **10 / 14 / 2022**   The document has been completed.
21:31:29 UTC